Exhibit 21.1

Subsidiaries of Registrant

Name	Jurisdiction	Beneficial Ownership

AgFeed Animal Nutrition Inc.	British Virgin Islands	100%

Shandong AgFeed Agribusiness Co., Ltd.	The PRC	100% (via AgFeed Animal Nutrition Inc.)

Hainan HopeJia Feed Co., Ltd.	The PRC	100% (via Shandong Feed)

Nanchang AgFeed Animal Feed Co., Ltd.	The PRC	100% (via Shandong Feed)

Shanghai AgFeed Animal Feed Co., Ltd.	The PRC	100% (via Shandong Feed)

Nanning AgFeed Animal Feed Co., Ltd.	The PRC	100% (via Shandong Feed)